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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                               May 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change May 13, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 17, 2004 and filed on SEDAR on May 17, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that it had appointed Robert A. McCallum as President of the Company effective June 1, 2004.  At a meeting of the Board held on May 13, 2004, Mr. McCallum was also appointed a Director of the Company with immediate effect.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  David H. Stone, Director, Telephone:  (250) 361-1578.

Item 9.	Date of Report May 18, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

ROBERT A. McCALLUM

APPOINTED PRESIDENT & DIRECTOR

Victoria, B.C., Monday, May 17, 2004 – The Board of Directors of Kensington Resources Ltd. (the “Company”) is pleased to announce that it has appointed Robert A. McCallum as President of the Company effective June 1, 2004.  At a meeting of the Board held on May 13, 2004, Mr. McCallum was also appointed a Director of the Company with immediate effect.

Mr. James Rothwell, speaking on behalf of the Board, said, “We are delighted to have Mr. McCallum join our Company as President.  He has a solid foundation in diamonds coupled with extensive professional management skills and a proven record in investor and joint venture relations in the mining industry.  As such, the Board believes he is the right man at the right time to lead our Company forward to a development decision on the Fort à la Corne Joint Venture Diamond Project.”  Mr. McCallum has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies.

Most recently, Mr. McCallum was President and COO of Philex Mining Corporation in Manila, Philippines, until he retired at the end of 1998.  Since retirement he has been engaged as a consultant to the new owners of South Africa’s gold mines and as a Director of Miramar Mining Corporation until June 2002.

 “I am pleased and excited to have this opportunity and look forward to unlocking the immense potential of Kensington’s assets for the benefit of all our stakeholders,” said Mr. McCallum.

The highlights of Mr. McCallum’s CV are listed below.

The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

 (signed) “David H. Stone”

(signed)”Murray Tildesley”

David H. Stone

Murray Tildesley

Director

Secretary and Director

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, Director or

Robert A. Young, Investor Relations

Murray Tildesley, Secretary

Robert A. Young & Associates

Kensington Resources Ltd.

Tel:  1-877-626-2121 or (604) 682-5123

Tel:  1-800-514-7859 or (250) 361-1KRT

E-mail:  raya@digital-rain.com

ROBERT A. McCALLUM

Born in Kimberley, South Africa, Mr. McCallum started his mining career with De Beers Consolidated Mines Ltd. and over a period of seventeen years rose through the ranks from miner to Assistant General Manager of the District Division with responsibility for the Finsch, Koffiefontein, Jagersfontein and De Beers diamond mines. At various phases of his career with De Beers, Mr. McCallum was the manager in charge of the re-opening of both the De Beers mine and the Koffiefontein mine.

Mr. McCallum has a BSc. Degree in Mining Engineering from the University of the Witwatersrand and completed the Program for Management Development at the Harvard School of Business in Boston, Massachusetts.

Mr. McCallum was transferred from De Beers to the Gold and Uranium Division of Anglo American Corporation of South Africa in 1972 and spent the next six years as Production Manager of first, Western Holdings Ltd., and then Vaal Reefs, South Division, where he managed all production functions at these large, deep gold mines.

Mr. McCallum and his family immigrated to Canada in 1978 and he worked initially for Denison Mines Limited as Manager of Engineering Services and then moved to Faro, Yukon as Senior Vice President and General Manager of the Faro lead zinc silver mine. Here he was instrumental in securing $25 million of Federal Government funding to continue limited mine operations during a period of depressed metal prices.

In 1984, Mr. McCallum moved to Lanigan, Saskatchewan as General Manager of the Lanigan Potash mine.

In 1997, Mr. McCallum joined Corona Corporation as Vice President, Operations.  In addition to managing the operation of the Renabie and Nickel Plate gold mines, he brought the Jolu mine in Saskatchewan and the Santa Fe mine in Nevada through feasibility and construction to full production. Both these mines were completed on schedule and under budget and contributed substantially to the profitability of the company.

In 1993 Mr. McCallum joined Philex Mining Corporation in Manila, Philippines, as President, Chief Operating Officer and Director. Philex is the largest mining company in the Philippines. With the start-up of the Bulawan gold mine in Negros and the Sibutad heap leach gold mine in Mindanao, Mr. McCallum participated in an extensive road show through North America and Europe which completed a successful IPO for a new gold subsidiary, Philex Gold Inc.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change May 21, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 21, 2004 and filed on SEDAR on May 25, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) reported new microdiamonds results and a preliminary geological model for Kimberlite Body 122 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  Microdiamond results were recently received from the operator, De Beers Canada Exploration Inc. for work completed by the Saskatchewan Research Council (SRC).  Results from the 2003 core drilling and sampling program clearly show an improvement of microdiamond abundances compared to historical recoveries for this body.  Kimberlite Body 122 is one of the largest bodies in the Fort à la Corne field with a footprint of 100+ hectares (based on a 30-metre modeled thickness cutoff).

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  David H. Stone, Director, telephone:  (250) 361-1578.

Item 9.	Date of Report May 25, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

FAVOURABLE MICRODIAMOND RESULTS FOR KIMBERLITE 122

Victoria, B.C., Friday, May 21, 2004 – The Board of Directors of Kensington Resources Ltd. (the “Company”) is pleased to report new microdiamonds results and a preliminary geological model for Kimberlite Body 122 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  Microdiamond results were recently received from the operator, De Beers Canada Exploration Inc. for work completed by the Saskatchewan Research Council (SRC).  Results from the 2003 core drilling and sampling program clearly show an improvement of microdiamond abundances compared to historical recoveries for this body.  Kimberlite Body 122 is one of the largest bodies in the Fort à la Corne field with a footprint of 100+ hectares (based on a 30-metre modeled thickness cutoff).

A total of 327 microdiamonds were recovered utilizing caustic dissolution methods from 412.65 kilograms of core submitted to the SRC (Table 1).  Representative slabbed core samples were collected from 11 HQ coreholes widely spaced across the 122 body.  Six of these stones have at least one dimension exceeding 0.5 mm in length and are considered to be macrodiamonds.  The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies.

Initial geological modeling of distinct kimberlite phases by De Beers, based on drill core from Kimberlite 122 shows the body is divisible into two main craters, and a subordinate third area based on relatively sparse information.  The northern crater is dominated by massive to graded beds of olivine/lapilli pyroclastic kimberlite (MPK-N) overlain by interbedded sediments, resedimented kimberlite, and kimberlite (UCSK-N).

Similarly, the south crater is dominated by variably massive to bedded, fine-grained to coarse-grained, olivine/lapilli pyroclastic kimberlite (MPK-S) partially overlain by a cap of interbedded sediments and resedimented kimberlite (UCSK-S) on its’ northern fringe.  Other pyroclastic kimberlite (OPK) dominates the kimberlite intersection at drillhole 03-122-10, but the overall kimberlite intersection here has attenuated to 28.9 metres from a thicker interval of 53.4 metres in drillhole 03-122-09.  One unit of other pyroclastic kimberlite (OPK-S1) forms a small pod near the centre of the southern crater.  Drillhole 03-122-07 is the only intersection that has a basal unit of interbedded sediments and kimberlite (SAK).  The order of emplacement for the individual kimberlites and their contact relationships within, and between, the two main parts of body 122 are not fully understood at this time.

The north sector of Kimberlite 122 had total recovery of 133 stones, of which 2 macrodiamonds had at least one dimension greater than 0.5 mm.  Most of the stones were recovered from the MPK-N kimberlite phase producing the best average stone abundance of 9.8 stones/10kg.  The overlying UCSK-N gave an average abundance of 7.5 stones/10kg based on recovery of 18 stones from a much smaller sample mass.  Table 1 shows the recovery of stones by kimberlite type and area.

By comparison, the south sector returned lesser stone abundances of 7.3 and 3.9 stones/10kg for the MPK-S and UCSK-S phases, respectively.  The MPK-S unit had four macrodiamonds with at least one dimension greater than 0.5 mm.  OPK-S1 in the southeastern part of the body returned an average value of 8.0 stones/10kg based on the recovery of 26 stones from 32.40 kg of sample.

Table 1:  Summary of 122 Microdiamond Results by Kimberlite Type

Kimberlite Type	Range of Sampled Phase Thickness (metres)	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
MPK-N	56 - 74	117.55	115	9.8	1
UCSK-N	11 – 43	23.95	18	7.5	1
Total 122 North Crater:		141.50	133	9.4	2
MPK-S	36 – 103	222.55	163	7.3	4
UCSK-S	3 – 12	7.75	3	3.9	0
OPK-S1	23 – 53	32.40	26	8.0	0
Total 122 South Crater:		262.70	192	7.3	4
SAK	7	8.45	2	2.4	0
Total 122:		412.65	327	7.9	6

Table 2:  122 Microdiamond Recoveries by Sieve Class and Kimberlite Type

Kimberlite Type	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+0.850mm Sieve
MPK-N	50	30	19	8	4	3	0	1
UCSK-N	4	7	4	2	0	1	0	0
North Crater:	54	37	23	10	4	4	0	1
% of North:	40.6	27.8	17.3	7.6	3.0	3.0	0	0.7
MPK-S	61	48	26	16	5	3	4	0
UCSK-S	0	3	0	0	0	0	0	0
OPK-S1	8	4	6	7	1	0	0	0
South Crater	69	55	32	23	6	3	4	0
% of South:	35.9	28.6	16.7	12.0	3.1	1.6	2.1	0
SAK	1	0	1	0	0	0	0	0
Total 122:	124	92	56	33	10	7	4	1
% of 122:	37.9	28.1	17.1	10.2	3.1	2.1	1.2	0.3

Table 3:  Comparison of Recent and Historical 122 Microdiamond Results by Area

Drillhole/Area Comparison	Year of Diamond Recovery	Diamond Recovery Facility[1]	Diamond Recovery Bottom Cut-off (mm)	Sample Mass (kg)	# of Stones	Average Stones/10kg
122 North Crater
122-01	1989	C.F. Minerals	not known	77	22	2.9
MPK-N, UCSK-N	2003	SRC	0.075	141.5	133	9.4
122 South Crater
122-05	1992	KAL	0.074	169	42	2.8
122-06	1993	KAL	0.074	239	99	4.5
122-07	1994	KAL	0.074	181	51	2.5
122-08	1995	KAL	0.074	71	26	4.1
122-09	2001	KAL	0.074	264	22	0.8
122-10	2001	KAL, Lakefield	0.074	417	38	0.9
122-11	2001	KAL	0.074	167	20	1.2
MPK-S, UCSK-S, OPK-S1	2003	SRC	0.075	262.70	192	7.3

1 = Abbreviated forms are as follows: Saskatchewan Research Council, Saskatoon (SRC); De Beers’ Kimberley Acid Laboratory, South Africa (KAL); Lakefield Research Labs, Ontario (Lakefield); C.F. Minerals, Kelowna, B.C.

In terms of size fractions, approximately 38% of the stones were recovered on the 0.075 mm sieve and 83% of the stones retained in sieves less than 0.212 mm (Table 2).  Overall, percentage recoveries by sieve class were very similar for the north and south sectors.

Recent stone recoveries from caustic dissolution are significantly higher than similar types of historical results.  Table 3 shows a comparison of diamond abundances for historical and recent results.  Seven drillholes located in the south part of 122 were tested for diamond content from 1993 to 2000.  Diamond abundances for these drillholes ranged from 0.8 to 4.5 stones/10kg compared to an average of 7.3 stones/10kg for the 2003 coreholes located in the 122 south crater (MPK-S and OPK areas).  For the 122 north crater, combined MPK-N/UCSK-N diamond abundances are 3 times that seen in rotary hole 122-01, which was drilled in 1989.   Simple evaluation of microdiamond stone counts in isolation are insufficient to estimate macrodiamond contents, but can be utilized in diamond size frequency distributions to give grade forecasts.  For a more detailed explanation of recent and historical diamond recoveries from Kimberlite 122, see the expanded version of this news release located on the Kensington Resources web site (www.kensington-resources.com).

Microdiamond results for an additional high priority kimberlite body (150), drilled during the fourth quarter of 2003 are expected in the coming weeks. All results reported in this news release were part of the 2003/2004 exploration program, which was budgeted at $3.1 million. Microdiamond recovery and geology results from this work will facilitate decisions concerning further exploration and evaluation programs during the remainder of 2004 and early 2005.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

Director

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, Director

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Summary of 2003 Microdiamond Recovery Results for FalC Kimberlite 122 – May 21, 2004

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

Fort à la Corne Project – Kimberlite Body 122

Update on Diamond Recovery Results Using Caustic Dissolution Procedures

FAVOURABLE MICRODIAMOND RESULTS FOR KIMBERLITE 122

Kensington Resources Ltd. has received from the operator, De Beers Canada Exploration Inc., microdiamonds results from the Saskatchewan Research Council (SRC) and a preliminary geological model for Kimberlite Body 122 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  These results clearly show an improvement of microdiamond abundances compared to historical recoveries for this body.  Kimberlite Body 122 is one of the largest bodies in the Fort à la Corne field with a footprint of 100+ hectares (based on a 30-metre modeled thickness cutoff).

A total of 327 microdiamonds were recovered utilizing caustic dissolution methods from 412.65 kilograms of core submitted to the SRC (Table 1).  Representative slabbed core samples were collected from 11 HQ coreholes widely spaced across the 122 body.  Six of these stones have at least one dimension exceeding 0.5 mm in length and are considered to be macrodiamonds.  The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies.

Initial geological modeling of distinct kimberlite phases by De Beers, based on drill core from Kimberlite 122 shows the body is divisible into two main craters.  Figure 8 shows the estimated areal extent of the craters in Kimberlite 122.  Also shown are kimberlite intersection thicknesses for the 2003 drillholes (normal text) and for historical drillholes (in italicized text).  The northern crater is dominated by massive to graded beds of olivine/lapilli pyroclastic kimberlite (MPK-N) to a thickness of some 74 metres in recent drillholes.  This is overlain by up to 43 metres of interbedded sediments, resedimented kimberlite, and kimberlite (UCSK-N).

Similarly, the southern crater is dominated by variably massive to bedded, fine-grained to coarse-grained, olivine/lapilli pyroclastic kimberlite (MPK-S) to a thickness of some 103 metres in the 2003 drillholes.  The thicker, more massive intersections occur proximal to drillhole 03-122-09 with more obvious bedding intervals increasing in abundance and thickness towards the north and west, and being more pronounced in the upper part of the MPK intersections of the closer drillholes.  The northern fringe of the southern crater has a partial cap of interbedded sediments and resedimented kimberlite ranging from 0 to 12 metres thick (UCSK-S).  In general, the pyroclastic kimberlite within the north crater is finer grained than the pyroclastic kimberlite within the south.  Towards the southeast and southern-most part of the body, at least three distinct intervals of other pyroclastic kimberlite (OPK) were noted.  OPK dominates the kimberlite intersection at drillhole 03-122-10, but the overall kimberlite intersection here has attenuated to 28.9 metres from a thicker interval of 53.4 metres in drillhole 03-122-09.  The distribution of OPK beds are not shown in detail in Figure 1 with the exception of OPK-S1 which forms a small pod near the centre of the southern crater.  The OPK (and limited occurrence of other volcaniclastic kimberlite (OVK) phases will be better understood as more drillholes provide data that allows the geological model to be further refined.  As such, results for the OPK beds in 03-122-10 were added to the MPK-S unit.  Drillhole 03-122-07 is the only intersection that has a basal unit of interbedded sediments and kimberlite (SAK).

Summary of 2003 Microdiamond Recovery Results for FalC Kimberlite 122 – May 21, 2004

In general, average grain size of the kimberlites and thickness of kimberlite intersection decreases towards the margins of the body.  The order of emplacement for the individual kimberlites and their contact relationships within, and between, the two main parts of body 122 are not fully understood at this time.

Figure 1:

Location of 2003 Coreholes on Body 122 Showing Main Kimberlite Thicknesses and Main

Areas of Distinct Kimberlite Phases

Summary of 2003 Microdiamond Recovery Results for FalC Kimberlite 122 – May 21, 2004

Samples from the north crater gave total recovery of 133 stones, of which 2 macrodiamonds had at least one dimension greater than 0.5 mm.  Most of the stones were recovered from the MPK-N kimberlite phase producing the best average stone abundance of 9.8 stones/10kg, however, the overlying UCSK-N gave an average abundance of 7.5 stones/10kg based on recovery of 18 stones from a much smaller sample mass.  Table 1 shows the recovery of stones by kimberlite type and area.

Table 1:  Summary of 122 Microdiamond Results by Kimberlite Type

Kimberlite Type	Range of Sampled Phase Thickness (metres)	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
North Main Pyroclastic Kimberlite (MPK-N)	56 - 74	117.55	115	9.8	1
North Upper Complex sediments and Kimberlite (UCSK-N)	11 – 43	23.95	18	7.5	1
Total 122 North Crater:		141.50	133	9.4	2
South Main Pyroclastic Kimberlite (MPK-S)	36 – 103	222.55	163	7.3	4
South Upper Complex sediments and Kimberlite (UCSK-S)	3 – 12	7.75	3	3.9	0
South Other Pyroclastic Kimberlite (OPK-S1)	23 – 53	32.40	26	8.0	0
Total 122 South Crater:		262.70	192	7.3	4
Basal Sediments and Kimberlite (SAK), south periphery of body	7	8.45	2	2.4	0
Total 122:		412.65	327	7.9	6

Table 2:  122 Microdiamond Recoveries by Sieve Class and Kimberlite Type

Kimberlite Type	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+0.850mm Sieve
MPK-N	50	30	19	8	4	3	0	1
UCSK-N	4	7	4	2	0	1	0	0
North Crater:	54	37	23	10	4	4	0	1
% of North:	40.6	27.8	17.3	7.6	3.0	3.0	0	0.7
MPK-S	61	48	26	16	5	3	4	0
UCSK-S	0	3	0	0	0	0	0	0
OPK-S1	8	4	6	7	1	0	0	0
South Crater:	69	55	32	23	6	3	4	0
% of South:	35.9	28.6	16.7	12.0	3.1	1.6	2.1	0
SAK	1	0	1	0	0	0	0	0
Total 122:	124	92	56	33	10	7	4	1
% of 122:	37.9	28.1	17.1	10.2	3.1	2.1	1.2	0.3

By comparison, the south sector returned lesser stone abundances of 7.3 and 3.9 stones/10kg for the MPK-S and UCSK-S phases, respectively.  The MPK-S phase had four macrodiamonds with at least one dimension greater than 0.5 mm.  OPK-S1 in the southeastern part of the body returned an average value of 8.0 stones/10kg based on the recovery of 26 stones from 32.40 kg of sample.

Summary of 2003 Microdiamond Recovery Results for FalC Kimberlite 122 – May 21, 2004

In terms of size fractions, approximately 38% of the stones were recovered on the 0.075 mm sieve and 83% of the stones retained in sieves less than 0.212 mm (Table 2).  Overall, percentage recoveries by sieve class were very similar for the north and south sectors.

A comparison of recent stone recoveries from caustic dissolution to similar types of historical results can be made on a limited basis.  For the 122 north crater, combined MPK-N/UCSK-N diamond abundances are 3 times that seen in rotary hole 122-01, which was drilled in 1989.  This drillhole produced kimberlite samples in the form of chips.  Diamond recovery was achieved by combined crushing, jigging, heavy liquid separation, and caustic fusion.  A total of 77 kg of kimberlite chips were analyzed for diamond content and produced 22 stones, of which five were macrodiamonds having at least one dimension greater than 0.5 mm and two of the stones had their largest dimension close to 1 mm.  It is not known what the bottom cutoff for recovery was for this procedure, although the smallest stone size recovered from these samples was 0.10 mm, a relatively coarse bottom cut-off may explain the comparatively low stone abundances for 122-01, despite recovery of a significant proportion of larger diamonds.  Table 3 shows a comparison of diamond abundances for historical and recent results.

Table 3:  Comparison of Recent and Historical 122 Microdiamond Results by Area

Drillhole/Area Comparison	Year of Diamond Recovery	Diamond Recovery Facility[1]	Diamond Recovery Bottom Cut-off (mm)	Sample Mass (kg)	# of Stones	Average Stones/10kg
122 North Crater
122-01	1989	C.F. Minerals	not known	77	22	2.9
MPK-N, UCSK-N	2003	SRC	0.075	141.5	133	9.4
122 South Crater
122-05	1992	KAL	0.074	169	42	2.8
122-06	1993	KAL	0.074	239	99	4.5
122-07	1994	KAL	0.074	181	51	2.5
122-08	1995	KAL	0.074	71	26	4.1
122-09	2001	KAL	0.074	264	22	0.8
122-10	2001	KAL, Lakefield	0.074	417	38	0.9
122-11	2001	KAL	0.074	167	20	1.2
MPK-S, UCSK-S, OPK-S1	2003	SRC	0.075	262.70	192	7.3

1 = Abbreviated forms are as follows: Saskatchewan Research Council, Saskatoon (SRC), De Beers’ Kimberley Acid Laboratory, South Africa (KAL), Lakefield Research Labs, Ontario (Lakefield)

Several drillholes located on the south part of 122 were tested for diamond content from 1993 to 2000.  Diamond abundances for these drillholes ranged from 0.9 to 4.5 stones/10kg compared to an average of 7.3 stones/10kg for the 2003 coreholes located in the 122 south crater (MPK-S and OPK areas).  Kimberlite core samples totaling over 400 kg from coreholes 122-05 and 122-06, and an additional 252 kg of chip samples from large diameter reverse circulation drillholes 122-07 and 122-08 averaged between 2.5 to 4.5 stones/10kg based on recovery of 218 diamonds.  Kimberlite chip samples totaling 784 kg from 24-inch diameter reverse circulation drillholes 122-09, 10, and 11 ranged from 0.8 to 1.2 stones/10kg.  All seven of these drillholes are located within the south and southeastern part of body 122 (Figure 1).  Stone abundances for 2003 coreholes in the 122 south crater (MPK-S and OPK-S1 areas) were about twice these recoveries with an average of 7.3 stones/10kg.

Summary of 2003 Microdiamond Recovery Results for FalC Kimberlite 122 – May 21, 2004

Stone recoveries from 122 can not easily be compared to those from bodies 148 and 140/141 as these kimberlites were formed from separate volcanic eruptions that most likely have a distinct population of micro- and macrodiamonds.  Simple evaluation of microdiamond stone counts in isolation are insufficient to estimate macrodiamond contents, but can be utilized in diamond size frequency distributions to give grade forecasts.

The SRC is certified under ISO 17025 for Diamonds (see CAN-P-1579 in the Guide to the Accreditation of Mineral Analysis Lab). The SRC reported 95.3% recovery of internal tracers during diamond recovery and stone picking was routinely audited by a supervisor.  Recovered diamonds and selected caustic residues will be sent to the De Beers’ Kimberley Microdiamond Laboratory (KMDL) for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques.  The microdiamond results from these drillholes will be integrated with the 122 dataset including results from similar kimberlite types intersected in earlier drillholes (122-01, 122-05, 122-06, 122-07, 122-08) followed by modeling of grade forecasts for the southern and northern parts of the body, as well as by major kimberlite unit.

Microdiamond results for an additional high priority kimberlite body (150), drilled during the fourth quarter of 2003 are expected in the coming weeks. All results reported in this news release were part of the 2003/2004 exploration program, which was budgeted at $3.1 million. Microdiamond recovery and geology results from this work will facilitate decisions concerning further exploration and evaluation programs during the remainder of 2004 and early 2005.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort a la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Brent C. Jellicoe,  P.Geo.

Kensington Resources Ltd.

May 21, 2004

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change May 25, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 25, 2004 and filed on SEDAR on May 25, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that the work program for 2003/2004 was expanded to include a new airborne survey over the Fort à la Corne Joint Venture claims.  The objective of this survey was to provide sophisticated resistivity coverage over the Fort à la Corne property in order to better understand the shape and size of known kimberlite bodies and to search for new, non-magnetic kimberlites.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  David H. Stone, Director, telephone:  (250) 361-1578.

Item 9.	Date of Report May 25, 2004

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

NEW AIRBORNE SURVEY COMPLETED

OVER THE FORT À LA CORNE PROJECT

Victoria, B.C., Tuesday, May 25, 2004 – Kensington Resources Ltd. (the “Company”) announces that the work program for 2003/2004 has been expanded to include a new airborne survey over the Fort à la Corne Joint Venture claims.  The objective of this survey was to provide sophisticated resistivity coverage over the Fort à la Corne property in order to better understand the shape and size of known kimberlite bodies and to search for new, non-magnetic kimberlites.

“The discovery of several new anomalies earlier this year suggests to us that there are additional non-magnetic kimberlite bodies on the Fort à la Corne property,” stated David H. Stone, Director of the Company.  “We are pleased to see that the ongoing exploration for new kimberlites is also a priority for the operator.”

An extensive GEOTEM airborne survey was completed on May 19, 2004 by Fugro Airborne Surveys over the main trend of the Fort à la Corne field.  The survey covered approximately 840 line kilometres oriented in a north-south direction at 300-metre spacing.  The results from this survey are expected to be received in June 2004 and the Joint Venture will utilize this information to identify drilling targets for an upcoming 2004 field program.

Technological improvements in geophysical techniques have made new discoveries possible.  As announced in the Company’s news release of January 21, 2004, six new anomalies with magnetic character indicative of kimberlite bodies were identified from an airborne magnetic survey run over the entire Joint Venture land holdings in Fall 2003.  In addition, a very large anomaly was discovered from extensive ground gravity surveys conducted on the 148, 150 and 122 kimberlites.  This large anomaly is attached to the east side of Body 150 and if proven to be kimberlite of weak magnetic character, this would make Kimberlite 150 the largest body on the joint venture property.

Results yet to be released from the 2003/2004 work program include diamond results from Kimberlite 150 as well as diamond grade modelling for Kimberlites 148, 140/141, 122 and 150.  These results will determine the direction and scope of delineation drilling and minibulk sampling in 2004 and 2005.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control and program co-ordination for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

Director

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, Director

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

GRANT OF STOCK OPTIONS

Victoria, B.C., Tuesday, May 25, 2004 – Kensington Resources Ltd. (the “Company”) reports the granting of 400,000 stock options exercisable at a price of $0.84 per share for a three-year period pursuant to the Company's Stock Option Plan.  The stock options are being granted to Robert McCallum, President and Director of the Company, and are subject to vesting as to 100,000 stock options upon issuance, 100,000 stock options in six months and 200,000 stock options in twelve months.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

Director

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, Director

Kensington Resources Ltd.

Tel:  1-800-514-7859 or (250) 361-1KRT

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 03, 2004

To: All Applicable Commissions & Stock Exchanges **AMENDED**

Dear Sirs:

Subject: Kensington Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 489904102
5.	Record Date for Notice	: May 07, 2004
6.	Record Date for Voting	: May 07, 2004
7.	Beneficial Ownership Determination Date	: May 07, 2004
8.	Meeting Date	: June 11, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

Suite 306, 1208 Wharf Street

Victoria, British Columbia

CANADA V8W 3B9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the shareholders of Kensington Resources Ltd. (the "Company") will be held at the Fairmont Waterfront Hotel, Cheakamus Room, 900 Canada Place Way, Vancouver, British Columbia, on Friday, June 11, 2004 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the Report of the Directors.
2.	To receive the financial statements of the Company and the Auditors’ report thereon for the year ended December 31, 2003.
3.	To elect directors for the ensuing year.
4.

To appoint Deloitte & Touche, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

5.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, form of Proxy, 2003 Annual Report including the Audited Financial Statements of the Company for the fiscal year ended December 31, 2003 and the Auditors’ Report thereon and Supplemental Mail Return Card.

Members unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarily certified copy thereof with the Company's Transfer Agent, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

DATED at Victoria, British Columbia, this 14th day of May, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

David H. Stone

Director

Suite 306, 1208 Wharf Street

Victoria, British Columbia

CANADA V8W 3B9

INFORMATION CIRCULAR

(Containing information as at May 14, 2004 except as otherwise indicated)

I.	SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kensington Resources Ltd. (the "Company") for use at the Annual General Meeting of Members of the Company (the "Meeting") and any adjournment thereof to be held on Friday, June 11, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, e-mail, fax or other means of telecommunications by the directors, officers and employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

II.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Attention:  Shareholder Services, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

If you are a non-registered member of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.  Please contact your broker if you have questions.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 3081 3rd Avenue, Whitehorse, Yukon, Y1A 4Z7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

III.	VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

IV.	NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-102, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

V.	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value.  Only the holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the Members of the Company.  As at May 14, 2004 there were 54,640,878 common shares without par value issued and outstanding.

Only Members of record at the close of business on May 7, 2004 who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each member is entitled to one vote for each common share registered in his/her/its name on the list of Members.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at the date of this Circular.

VI.	ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company.  The term of each of the current directors of the Company will expire at the Meeting and each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or he becomes disqualified to act as a Director.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The Company does not have an executive committee but does have an audit committee, compensation committee and corporate governance committee as indicated below.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation (1)	Commencement of Directorship	Securities Held (2)
David H. Stone (6) Victoria, BC, Canada Director	President of the Company between 1997 and 2004.	October 19, 1993 (3)	1,056,776 common
Murray Tildesley (5) Victoria, BC, Canada Secretary, Director	President and Owner of Inter-Sport Publications Corp from 1981 to present.	October 23, 1998	763,467 common
Tony Pezzotti (4) (5) (6) Burnaby, BC, Canada Director	Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000.	October 23, 1998	516,113 common
James R. Rothwell (4) (6) Ferndale, Washington, USA Director	Retired. President and CEO of Dia Met Minerals Ltd. from 2000 to 2001; President of BHP Diamonds from 1997 to 2000.	June 17, 2002	26,666 common
Robert A. McCallum Penticton, BC, Canada Director	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Miramar Mining Corporation between 1999 and 2002.	May 13, 2004	Nil
(1)

Includes occupations for preceding five years unless director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The approximate number of common shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Circular.

(3)	Resigned April 16, 1997 and re-appointed June 25, 1997
(4)	Denotes member of audit committee. The Company does not have an executive committee.
(5)	Denotes member of compensation committee.
(6)	Denotes member of corporate governance committee.

Advance notice of the Meeting was published in the Yukon News on April 23, 2004 in accordance with section 135 of the Business Corporations Act (Yukon).

VII.	STATEMENT OF EXECUTIVE COMPENSATION

A.	Compensation to Named Executive Officers

The following table sets forth particulars concerning the compensation of the Named Executive Officer, as defined in BC Form 51-904F (previously Form 41) for the Company's financial year ended December 31, 2003:

A.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards
Name and Principal Position	Year	Salary (CDN $)	Bonus (CDN $)	Other Annual Compen-sation (CDN$)	Securities Under Options/ SARs Granted (#)	Restrict-ed Shares / Units Awarded (CDN $)	LTIP Payouts (CDN $)	All Other Compen-sation (CDN $)
David H. Stone Former President (1)	2003	$115,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
	2002	$111,417	$Nil	$Nil	100,000	$Nil	$Nil	$Nil
	2001	$72,000	$Nil	$Nil	100,000	$Nil	$Nil	$Nil

(1)	Resigned as President on April 23, 2004.

B.	Long-Term Incentive Plan

The Company did not have a long term incentive awards plan during the most recently completed financial year.

C.	Options and Stock Appreciation Rights (“SARs”)

The Company grants stock options pursuant to a stock option plan which was approved by the shareholders of the Company on June 29, 2001.  Stock options are determined by the Company’s directors and granted in compliance with applicable law and regulatory policy.  Both the stock option plan and the policies of the TSX Venture Exchange limit the granting of stock options to directors, officers and employees of the Company and provide limits on the term, number and exercise price of such options.

No stock options were granted to Named Executive Officer during the most recently completed financial year.

The following table sets forth incentive stock options exercised by the Named Executive Officer during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officer.  During this period, no outstanding SARs were held by the Named Executive Officer.

Aggregated Option/SAR Exercises

During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN $) (1)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable (2)
David H. Stone	105,000	$31,500	552,250/Nil	$235,783/Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price.  The closing market price of the Company’s shares as at December 31, 2003 (ie., the financial year end) was CDN $0.94.

D.	Option and SAR Repricings

The Company did not reprice any options or SARs held by the Named Executive Officer during the most recently completed financial year.

E.	Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

F.	Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended December 31, 2002, a Management Agreement was executed between the Company and the Named Executive Officer.  Pursuant to a Management Agreement dated February 1, 2002 between the Company and David H. Stone, Mr. Stone was engaged as President of the Company for a fee of $115,000 per annum for the first year of the agreement.  Compensation for subsequent years shall be determined by the Compensation Committee of the Board of Directors with reference to the success of the Company’s business plans made known to the President but, in any event, shall not be less than $115,000 per annum.  The Management Agreement may be terminated by the President with three months’ written notice or by the Company at any time with cause, or without cause, by providing twelve months’ notice or payment in lieu of notice of not less than $115,000.  The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.

On April 23, 2004, the Management Agreement was terminated by mutual consent.

G.	Composition of the Compensation Committee

The Company’s current compensation committee is comprised of Murray Tildesley, Tony Pezzotti and William Zimmerman.

Of the members of the compensation committee, Murray Tildesley serves as Secretary and Director of the Company and Tony Pezzotti and William Zimmerman serve as directors of the Company.  Mr. Zimmerman will not be standing for re-election at the AGM but will continue to be involved as a member of the Company’s Technical Advisory Board.  A new compensation committee will be appointed subsequent to the AGM.

H.	Report on Executive Compensation

The compensation of executive officers is composed primarily of two elements:  namely a base salary and the allocation of incentive stock options.  To date, the Company has not awarded any bonuses nor is there currently any intention by the compensation committee to approve the granting of bonuses.  In establishing levels of remuneration and in granting stock options, the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.  The interested executive does not participate in review, discussion or decisions of the compensation committee regarding this remuneration.

I.	Compensation of Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year.  The Company granted the following incentive stock options to directors of the Company during the most recently completed financial year:

Name	Number Granted	Exercise Price per Share	Date of Grant
James R. Rothwell	50,000	$0.82	February 24, 2003

J.	Performance Graph

The following information and chart comprises the Company’s five year share price performance for CDN $100 invested in the Company on December 31, 1998 with the performance of the S&P/TSX Venture Composite Index over the same period.

Kensington Resources Ltd.

Comparison of Five Year Total Common Shareholders’ Return

(CDN$)

Yearly Percentage Change

	Start	Year 1	Year 2	Year 3	Year 4	Year 5
Kensington Resources Ltd.	$100	$156	$206	$437	$574	$586
S&P/TSX-V Composite Index (1)	$100	$590	$730	$262	$271	$442

(1)

In November 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the CDNX.  The closing value of the Vancouver Stock Exchange index on November 26, 1999, the last trading day prior to the merger, was 400.20.  The opening value of the Canadian Venture Exchange index on November 29, 1999, the first day of trading after the merger, was 2000.00. On December 10, 2001, the CDNX index was changed to the S&P/CDNX Composite index. The closing value of the CDNX index on December 7, 2001 was 3161.67 and the opening value of the S&P/CDNX Composite index on December 10, 2001 was 1000.

VIII.	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

IX.	INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company, other than as follows:

1.

James Rothwell, Director of the Company, acquired 26,666 units at a price of $0.75 per unit pursuant to a non-brokered private placement.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005.

2.

Murray Tildesley, Corporate Secretary and Director of the Company, acquired 26,667 units at a price of $0.75 per unit pursuant to a non-brokered private placement.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005.

3.

Tony Pezzotti, Director of the Company, acquired 26,667 units at a price of $0.75 per unit pursuant to a non-brokered private placement.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at the exercise price of $0.85 in the first year and $1.05 in the second year expiring July 6, 2005.

4.

David H. Stone, Director of the Company, acquired 20,000 units at a price of $1.00 per unit pursuant to a non-brokered private placement.  Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004.

5.

Murray Tildesley, Corporate Secretary and Director of the Company, acquired 87,500 common shares of the Company at a price of $0.50 per share pursuant to the exercise of warrants.

6.

David H. Stone, Director of the Company, acquired 312,500 common shares of the Company at a price of $0.50 per share pursuant to the exercise of warrants.

X.	INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, holding office at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

XI.	MANAGEMENT CONTRACTS

The Management functions of the Company are not to any substantial degree performed by any person other than the senior officers and directors of the Company.

XII.	REMUNERATION AND APPOINTMENT OF AUDITORS

Management of the Company proposes to nominate Deloitte & Touche, Chartered Accountants, for appointment as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors.

XIII.	AUDIT COMMITTEE

In accordance with the Business Corporations Act (Yukon), the Company is required to have an audit committee comprised of three directors, a majority of whom are not officers or employees of the Company.  The Company’s current audit committee consists of:

Name	Present Office
Tony Pezzotti	Director
James Rothwell	Director
William Zimmerman	Director

Mr. Zimmerman will not be standing for re-election at the AGM but will continue to be involved as a member of the Company’s Technical Advisory Board.  A new audit committee will be appointed subsequent to the AGM.

XIV.	BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Victoria, British Columbia, this 14th day of May, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

David H. Stone, Director

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Victoria, British Columbia, this 14th day of May, 2004.

David H. Stone Director	Murray Tildesley Corporate Secretary

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

Kensington Resources Ltd. (the "Company")

TO BE HELD AT

Fairmont Waterfront Hotel, Cheakamus Room

900 Canada Place Way, Vancouver, British Columbia

ON Friday, June 11, 2004, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, David H. Stone, a Director of the Company, or failing this person, Murray Tildesley, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, David H. Stone
2.	To elect as Director, Murray Tildesley
3.	To elect as Director, Tony Pezzotti
4.	To elect as Director, James R. Rothwell
5.	To elect as Director, Robert A. McCallum
6.	To appoint Deloitte & Touche as Auditors of the Company and to authorize the Directors to fix the auditors’ remuneration

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

__________________________________

Name

__________________________________

Address

__________________________________

City, Province/State and Postal/Zip Code

__________________________________

Tel. Number

__________________________________

Fax Number

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery of the interim financial statements to you at such E-mail address, if delivery by electronic means is allowed by applicable regulatory rules and policies.

__________________________________

E-Mail Address

I confirm that I am an owner of common shares of the Corporation.

SIGNATURE OF

SHAREHOLDER:

______________________________________

DATE:  ____________

CUSIP:

  489904102

SCRIP COMPANY CODE:  KRTQ

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

May 19, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Kensington Resources Ltd.

We confirm that the following material was sent by pre-paid mail on May 19th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting / Information Circular
- B Proxy
- C Supplemental Mailing List Return Card
- D 2003 Annual Report including Letter to Shareholders / Management Discussion and Analysis / Financial Statements as at December 31, 2003 and 2002
- E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director